

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2016

Timothy J. Shaheen
Chief Financial Officer
Cadiz, Inc.
550 South Hope Street
Suite 2850
Los Angeles, California 90071

> **Re: Cadiz Inc.**
> **Registration Statement on Form S-3**
> **Filed October 28, 2016**
> **File No. 333-214318**

Dear Mr. Shaheen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, at 202-551-3252, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mary Ann Sapone, Esq.